Exhibit 99.2

GDS HOLDINGS LIMITED

NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

References are made to the Original Notice dated January 26, 2026, and the Updated Notice dated February 6, 2026, of Extraordinary General Meeting of Shareholders, as well as the corresponding proxy statement and proxy card (collectively the “Previous Disclosure”) published by GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) in relation to the amendment of the Company’s Articles of Association. Unless otherwise defined, capitalized terms used in this notice shall have the same meaning as those defined in the Previous Disclosure.

Adjournment of the Extraordinary General Meeting of Shareholders

In accordance with the Previous Disclosure, the Meeting was convened at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on February 24, 2026.

In accordance with Article 64 of the Company’s Articles of Association and in order to provide more time for our shareholders to deliberate on the proposal stated in the Previous Disclosure, at the Meeting the chairman of the Meeting duly determined to adjourn the Meeting (the “Adjourned Meeting”) which is rescheduled to be reconvened at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on March 10, 2026.

For the avoidance of doubt, the proposal and resolutions set out in the Previous Disclosure remain unchanged and will be considered and, if thought fit, passed in the Adjourned Meeting.

No Change on Record Date

With reference to the Previous Disclosure, the Board of Directors of the Company has fixed the close of business on February 9, 2026 (China Standard Time) as the record date for determining the holders of our ordinary shares and convertible preferred shares entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof.

As the Adjourned Meeting is a continuation of the Meeting, there will be no change to the record date.

Proxy Card

The proxy cards remain valid and applicable to the Adjourned Meeting.

For any holder of our ordinary shares who has not submitted the proxy card, please complete the proxy card in accordance with the instructions printed thereon and deliver by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 48 hours prior to the Adjourned Meeting.

Any proxy card duly completed and returned in accordance with the instructions printed thereon remains valid for the Adjourned Meeting and therefore need not be submitted again.

If any holder of our ordinary shares who has duly completed and returned a proxy card chooses to re-submit a proxy card, the last proxy card duly completed and returned in accordance with the instructions printed thereon and delivered by mail or by hand to Computershare Hong Kong Investor Services Limited not less than 48 hours before the time appointed for convening the Adjourned Meeting will revoke and supersede all proxy cards previously submitted by such holder.

Save as announced above, all other information set out in the Previous Disclosure remains unchanged.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer